August 23, 2022

Daniel Greenspan, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SHP ETF Trust; File Nos. 333-253997 and 811-23645

Dear Mr. Greenspan:

On May 24, 2022, SHP ETF Trust (the “Trust” or “Registrant”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of NEOS Enhanced Income Aggregate Bond ETF (BNDI), NEOS Enhanced Cash Alternative ETF (CSHI), and NEOS S&P 500® High Income ETF (SPYI) (each a “Fund” and collectively the “Funds”).

The Trust has revised the disclosure in each Fund’s prospectus and the Funds’ statement of additional information in response to comments given by you via telephone on July 12, 2022. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Revised disclosures are italicized or ~~struck through~~.

1.	Comment: A component of each Fund’s investment objective is to “generate high monthly income in a tax efficient manner.” Each Fund also states in its respective Investment Strategy section that “it may seek to take advantage of tax loss harvesting opportunities on the call options and/or equity positions.”

Please add disclosure that in Plain English describes how each Fund will seek “tax efficiency” and how it will attempt to “harvest” tax losses.

Response: Prior to the last sentence of the first paragraph under the “Principal Investment Strategies of the Fund” section of each Fund’s Prospectus, the following sentences have been added to address how the Fund will seek “tax efficiency” and how it will attempt to “harvest” tax losses:

The Fund seeks tax efficient returns by utilizing index options that receive favorable tax treatment under Internal Revenue Code rules because they qualify as “Section 1256 Contracts.” Under these rules, each section 1256 contract held by the Fund at year end is treated as if it were sold at fair market value on the last business day of the tax year. If the Section 1256 contracts produce capital gain or loss, gains or losses on the Section 1256 contracts open at the end of the year, or terminated during the year, are treated as 60% long term and 40% short term, regardless of how long the contracts were held. In addition, the Fund may seek to take advantage of tax loss harvesting opportunities by taking investment losses from certain equity and/or options positions to offset realized taxable gains of equities and/or options.

Daniel Greenspan, Esq.

Senior Counsel

August 23, 2022

2.	Comment: Each Fund states in its respective Investment Strategy section that it will sell and purchase certain types of put options to generate income. Please state whether the Funds in these transactions will sell and purchase “covered” put options in all cases or some cases or not engage in “covered” put transactions. Also, will a Fund engage in cover called transactions?

Response: CSHI and BNDI are the only Funds that will sell and purchase put options. These Funds will not sell and purchase “covered” put options nor engage in covered call transactions. SPYI will engage in covered call transactions and disclosure to that effect has been added in the SPYI “Principal Investment Strategies of the Fund” and “Additional Information About Investment Strategies” sections of the SPYI Prospectus.

3.	Comment: NEOS S&P 500® High Income ETF and NEOS Enhanced Income Aggregate Bond ETF each state that “at least 80% of the Fund’s net assets, plus borrowings for investment purposes, will be invested in securities, or derivative instruments linked to securities.” Please confirm that for purposes of complying with Rule 35d-1 (the names rule), each such Fund when calculating its assets for purposes of Rule 35d-1will value each derivatives instrument on a daily marked to market basis.

Response: The Registrant confirms and has added disclosure to the Prospectus that each such Fund when calculating its assets for purposes of Rule 35d-1 will value each derivatives instrument on a daily marked to market basis.

4.	Comment: We note that the principal risks appear in alphabetical order. Please consider ordering all risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized.

Response: The Registrant has given the Staff’s position thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Funds at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Daniel Greenspan, Esq.

Senior Counsel

August 23, 2022

5.	Comment: The NEOS Enhanced Income Aggregate Bond ETF’s prospectus states that at least 80% of the Fund’s assets will be invested in bonds, which may be represented by bonds, exchange-traded funds (“ETFs”) that invest 80% or more of their assets in bonds and forwards, options or futures contracts related to bonds. The Prospectus further states that the Fund will invest in one or more other ETFs that seek to obtain exposure to the performance of the US Aggregate Bond market or directly in the securities held by such ETFs. The 80% policy is broader than the policy in the second sentence. Supplementally, please clarify whether it is the intent of the Fund to follow the more narrow policy.

Response: The Prospectus has been revised so that the second sentence referred to in the comment precisely tracks the language set forth in the 80% policy.

6.	Comment: NEOS Enhanced Cash Alternative ETF states that to achieve its investment objective, it will sell and purchase “SPX put options linked to the performance of US short-term treasury bills to generate income to the Fund beyond what is received from the Underlying Investments.” (emphasis supplied) Please explain what it is meant by “linked to the performance of US short-term treasury bills.”

Response: The phrase “linked to the performance of US short-term treasury bills”, which was in [brackets] in the initial filing, has been deleted from the Prospectus of the Fund.

7.	Comment: In the statement of additional information, in the section “Acceptance of Orders for Creation Unit Aggregations” please revise the following disclosure to delete the word “absolute” and the statements in (d) and (f): The Trust reserves the absolute right to reject an order for Creation Units transmitted to it by the Transfer Agent with respect to each Fund including, but not limited to without limitation, if (a) the order is not in proper form; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the investor(s), upon obtaining Shares ordered, would own 80% or more of the currently outstanding Shares; (d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; (e) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (f) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners; (g) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Trust, be unlawful; or (h) in the event that circumstances outside the control of the Trust, the Custodian, the Transfer Agent and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units.

Daniel Greenspan, Esq.

Senior Counsel

August 23, 2022

Response: The Registrant has revised the disclosure in question as follows:

The Trust reserves the ~~absolute~~ right to reject an order for Creation Units transmitted to it by the Transfer Agent with respect to each Fund including, but not limited to ~~without limitation~~, if (a) the order is not in proper form; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the investor(s), upon obtaining Shares ordered, would own 80% or more of the currently outstanding Shares; ~~(d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund~~; (d ~~e~~) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (~~f~~) ~~the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners~~; (~~g~~ e) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Trust, be unlawful; or (~~h~~ f) in the event that circumstances outside the control of the Trust, the Custodian, the Transfer Agent and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units.

8.	Comment: In the fee table of each Fund’s prospectus, please add the word “sell” between “buy” and “hold”.

Response: The requested edits have been made.

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Should you have any questions concerning this response, please contact me at my office at (202) 973-2727.

Very truly yours,

/s/ Bibb L. Strench
Bibb L. Strench

cc:	Josef M. Valdman

SHP ETF Trust